EXHIBIT 99.12
CONSENT OF EXPERT
I, Dr. Anson Xu, hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Silvercorp Metals Inc. for the year ended March 31, 2009 (the “Annual Report”) of references to and information derived from the technical report entitled “Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China” dated April 30, 2008 (the “Incorporated Information”). I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

/s/ Dr. Anson Xu Name: Dr. Anson Xu
Date: June 12, 2009